Mail Stop 4561

April 2, 2009

Mr. Brian F. Lavin
President and Chief Executive Officer
NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, KY 40223

        Re: **NTS Realty Holdings Limited Partnership**
                  Form 10-K for the year ended December 31, 2007
                  Filed March 25, 2008
                  File No. 001-32389

Dear Mr. Lavin:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                  Sincerely,

                  Daniel L. Gordon
                  Branch Chief